Filed by General Motors Corporation
                                   Subject Company - General Motors Corporation
                                             and Hughes Electronics Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 001-00143



                                  TESTIMONY OF

                               EDDY W. HARTENSTEIN

                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                                  DIRECTV, INC.

                                   BEFORE THE

    SUBCOMMITTEE ON ANTITRUST, COMPETITION, AND BUSINESS AND CONSUMER RIGHTS

                                     OF THE

                           COMMITTEE ON THE JUDICIARY

                              UNITED STATES SENATE

                                       ON

                                  MARCH 6, 2002

                        TESTIMONY OF EDDY W. HARTENSTEIN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                  DIRECTV, INC.
                                   BEFORE THE
                     U.S. SENATE COMMITTEE ON THE JUDICIARY
                   SUBCOMMITTEE ON ANTITRUST, COMPETITION, AND
                          BUSINESS AND CONSUMER RIGHTS
                                  MARCH 6, 2002


                     Chairman Kohl, Senator DeWine, and Members of the Subcommittee, thank you for inviting me to appear before the Subcommittee. I appreciate the opportunity to tell you why we believe that consumers will reap tremendous benefits from the merger of EchoStar and Hughes, the parent companies of DISH Network and DIRECTV(R). I am going to talk about how, as a direct result of the completion of this merger, consumers across the United States will have access to satellite-delivered local broadcast channels with digital-quality television picture and CD-quality sound in every one of the 210 television markets covering the country. Charlie is going to talk about how the merged company also will establish itself as a source of meaningful satellite-based broadband competition to cable modem and DSL offerings, and will bring affordable high-speed Internet access to all of America, including the most rural areas of the country.

                     When I last appeared before this Subcommittee 11 months ago, I told you that despite the rapid growth of direct broadcast satellite
(DBS) since 1994, cable clearly is the dominant provider of multi-channel pay TV services in the United States. That remains so today. Of the 107 million U.S. TV households, 104 million are located in a cable franchise area.(1) (See Attachment A)

                     Competitive alternatives to the dominant cable operators did not seriously take form until the launch of DIRECTV in 1994, later joined by EchoStar's DISH Network in 1996. DBS offered more channels and superior picture and sound quality compared to cable, with one notable exception: consumers were not able to receive their local broadcast channels via satellite.

                     In 1999, Congress changed the law, allowing satellite carriers to offer local channels.(2) Only at this point did DBS become a viable competitive alternative to cable, at least in those markets in which DIRECTV and DISH Network began delivering local channels.

                     Today, only those who live in the 42 television markets in which DIRECTV and DISH Network offer local channels -- about 65 million households -- have a fully competitive multi-channel alternative to cable.(3) (See Attachment B)

                     That leaves 42 million households without a true competitive alternative to cable. (See Attachment C) Customers who live in markets in which DBS does not provide local channels are forced either to pay additional subscription fees for a basic cable service to receive their local channels, or install an off-air rooftop antenna -- and hope for good reception.


----------------------------
(1) Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Eighth Annual Report, CS Docket No. 01-129, FCC 01-389 at Paragraph 17 and App. B, Tbl. B-1 (released Jan. 14, 2002).

(2) Satellite Home Viewer Improvement Act of 1999, Pub. L. No. 106-113, 113 Stat. 1501, 1501A-526 to 1501A-545 (Nov. 29, 1999).

(3) Nielsen Media Research (Sept. 2001).


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
Neither DIRECTV nor DISH Network, alone, has sufficient spectrum to provide all local channels as well as the national pay cable networks to viewers in every one of the country's 210 local channel markets.

                     When we first announced the merger in late October, we said the merged company could deliver local channels in about 100 television markets. A week ago, however, we announced that the merged company will deliver local channels in all 210 television markets, including full compliance with federal must carry requirements. (See Attachment D)

                     So what happened between late October and last week? Starting in late December, the EchoStar and DIRECTV engineering teams began meeting as part of the pre-merger transition process. We challenged them to develop a technologically feasible and economically viable plan that would allow the merged company to deliver full local-into-local service in all 210 television markets.

                     The "Local Channels, All Americans" plan maximizes the use of the combined spectrum and existing and planned satellite fleet of the two companies. It requires the launch of a new spot-beam satellite, and we applied last week to the Federal Communications Commission (FCC) for authority to launch that satellite.(4) This new spot-beam satellite will be the fifth spot-beam satellite in what will be a combined fleet of 16 satellites. The plan would require an additional investment by the merged company of over $300 million to launch the additional spot-beam satellite. Implementation of the "Local


--------------------------
(4) Application for Authority to Launch and Operate NEW ECHOSTAR 1 (USABBS-16) (filed Feb. 25, 2002).


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
Channels, All Americans" plan could begin immediately following merger approval and the rollout can be completed as soon as 24 months later.

                     This plan can be achieved only because, in addition to combining the companies' spectrum and satellites, the merger will eliminate the need for each company to transmit more than 500 channels of duplicative programming -- we both carry C-SPAN and C-SPAN 2, for example. In addition, the combination of the companies' subscriber bases makes the delivery of local broadcast channels to smaller markets commercially feasible.

                     Without the merger, the most markets that each company would serve with local channels as a standalone provider, both for technical and economic reasons, would be about 50 to 70. Needless to say, the local broadcasters I've talked to in the last week are thrilled that they will gain satellite carriage as a result of the merger.

                     The merged company will continue both companies' current practice of uniform nationwide pricing. Consumers across the country will pay the same price for their DBS subscription services, regardless of where they reside. We are one nation, and we will offer one rate card. (See Attachment E) For example: a resident of Milwaukee will pay the same fee for his or her local channel package as a customer in Cedarville, Ohio; a resident of Burlington, Vermont, will pay the same price for HBO as a customer in Salt Lake City; and a resident of Mountlake Terrace, Washington, will pay the same price for a basic 125-channel programming package as a customer in New York City.

                     We are confident that the merged company can make the "Local Channels, All Americans" plan a reality. Without the merger, residents of communities such as Rhinelander, Wisconsin (DMA #137), Zanesville, Ohio (DMA


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
#202), Watertown, New York (DMA # 176), and Kirksville, Missouri (DMA #198) are unlikely to see satellite-delivered local channels in our lifetime.

                     I appreciate the opportunity to share my views.

















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
In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and EchoStar Communications Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to


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
retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.














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
Attachment A
------------

Cable Franchise Areas

[Map of the United States with certain areas shaded and the phrase "104 Million Households" written above it. Shaded areas illustrate cable franchise areas]

Source: FCC Eighth Annual Report, "Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming." Jan. 14, 2002, pp. 11, 87; Nielsen Media Research, Sept. 2001











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
Attachment B
------------

Households With Access to DBS With Local Channels

[Map of the United States with certain areas shaded and the phrase "65 Million Households" written above it. Shaded areas illustrate households with access to DBS with local channels]

Source: SkyResearch, Feb. 2002; Nielsen Media Research, Sept. 2001; EchoStar and DIRECTV, Jan. 31, 2002












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
Attachment C
------------

Households With No Competitive Alternative Today

[Map of the United States with certain areas shaded and the phrase "42 Million TV Households Unserved" written above it. Shaded areas illustrate households with no competitive alternative today]

Source: SkyResearch, Feb 2002; Nielsen Media Research, Sept. 2001; EchoStar and DIRECTV, Jan. 31, 2002
















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
Attachment D
------------

TV Households With Competitive Alternative After Merger

[Map of the United States shaded entirely, with the phrase "Local Channels, All Americans" written across it and the phrase "107 Million Households" written above it. Shading illustrates TV households with competitive alternative after merger]

Source: FCC Eighth Annual Report, "Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming," Jan. 14, 2002, pp. 11, 87; EchoStar, HUGHES, Feb. 2002











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
Attachment E
------------

National Pricing

[Map of the United States with the phrase "One Nation, One Rate Card" written across it]

Source:  EchoStar, HUGHES, Feb. 2002
















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